March 21, 2016

VIA EDGAR

Ms. Lisa Larkin, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	FORUM FUNDS
LMCG International Small Cap Fund (The “Fund”)
(File Nos. 811-03023 and 002-67052)

Dear Ms. Larkin:

On January 15, 2016, Forum Funds (“Registrant”) filed Post-Effective Amendment No. 519 (“PEA 519”) to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) to register shares of the Fund, a new series of the Registrant (accession number 0001435109-16-001265) (the “Registration Statement”). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Friday, February 26, 2016 regarding PEA 519 and the Registrant’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below will be incorporated in a post-effective amendment, which is expected to be filed on or about March 28, 2016 pursuant to Rule 485(a) of Regulation C under the Securities Act of 1933, as amended (“1933 Act”). In addition, Registrant requests that effectiveness under the 1933 Act of the above-referenced Registration Statement be accelerated to April 1, 2016 pursuant to Rule 461 of Regulation C.

Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States, except to the extent otherwise legally permissible.

PROSPECTUS

Comment 1: Confirm that acquired fund fees and expenses are appropriately excluded (i.e., less than one basis point) from the Fees and Expenses table in light of the Fund’s ETF holdings, as evidenced in the financial statements submitted with PEA 519.

Response: Registrant confirms that the expenses incurred as a result of the Fund’s investments in underlying funds do not amount to a level that would require disclosure in the Fund’s Fees and Expenses table (i.e., one basis point).

Comments 2: In footnote 2 to the Fees and Expenses table, revise the disclosure relating to the recapture provision to make clear that the fees/expenses waived/reimbursed may only be recaptured if the current expense ratio is the lesser of (i) the current expense cap, or (ii) the expense cap in place at the time the expenses were waived.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 3: In the “Principal Investment Strategies,” clarify what is meant by “investments that provide exposure to such companies.” If intended to refer to derivatives, explain how derivatives are valued for the purpose of the Fund’s 80% policy (i.e., notional value versus market value).

Response: Registrant has removed the language “and/or investments that provide exposure to such companies.”

Comment 4: In the “Principal Investment Strategies,” clarify how a fund with the term “international” in the name will invest its assets in investments that are tied economically to a number of countries throughout the world. Specifically, include a statement regarding the Fund’s intentions concerning investments in domestic companies.

Response: Registrant has revised the Principal Investment Strategies to make clear that, although the Fund expects to invest primarily in issuers in developed markets outside the United States, the Fund retains the flexibility to invest up to 10% of its total assets in issuers in the United States and up to 10% of its total assets in issuers in emerging market countries.

Comment 5: The section “Principal Investment Risks” includes “Industry/Sector Concentration Risk.” If the Fund expects to concentrate in a particular industry, please ensure this risk disclosure aligns with the fundamental policy set forth in the Fund’s statement of additional information.

Response: Although the Fund’s holdings may generally align with the industries and sectors comprising the Fund’s primary benchmark index, the MSCI EAFE Small Cap Index, Registrant confirms that the Fund does not intend to concentrate its investments in an industry, consistent with the Fund’s fundamental investment policy relating to concentration set forth in the SAI. Registrant has accordingly revised the referenced risk disclosure.

Comment 6: The section “Principal Investment Risks” includes “Micro-Cap Company Risk.” If the Fund’s investments in micro-cap companies are intended to count toward satisfaction of the 80% policy, please clarify in the “Principal Investment Strategies.” Otherwise, consider removing this risk.

Response: Registrant has removed “Micro-Cap Company Risk.”

Comment 7: Revise the heading of the section entitled “Performance Information” to state “Fund Performance Information” and remove the first paragraph of the section relating to the Fund, as the entire section should be dedicated to information concerning the Fund’s predecessor (“Predecessor Fund”).

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 8: In the section to be entitled “Fund Performance Information,” add a sentence that directs the reader to the location of the Predecessor Fund’s financial statements.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 9: Recognizing that the Fund may be unable to compute standardized after-tax returns for the Predecessor Fund for periods prior to registration (e.g., because of different tax treatment for those years), the Fund may include in the summary prospectus and “Risk Return Summary” standardized after-tax returns for the post-registration period only; provided that the Fund also includes standardized before-tax returns for the post-registration period. See FAQs about Mutual Fund After Tax Requirements, Question 20 (January 14, 2002). Supplementally confirm the Fund’s compliance with the stated guidance.

Response: Registrant has calculated the standardized after-tax returns for the Predecessor Fund for the pre-registration period.

Comment 10: Supplementally confirm that the section to be entitled “Fund Performance Information” includes a clear statement that the performance of the Predecessor Fund represents historical performance for the Predecessor Fund, that such performance is not the Fund’s performance, and that such performance is not indicative of the Fund’s future performance.

Response: Registrant confirms that it has made the referenced disclosures in the section of the Fund’s Prospectus entitled “Fund Performance Information.”

Comment 11: Supplementally confirm that the Fund maintains the records necessary to support the calculation of the Predecessor Fund’s performance, as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: Rule 204-2(a)(16) applies to investment advisers. Registrant confirms that LMCG Investments, LLC (the “Adviser”), the Fund’s investment adviser, maintains the records necessary to support the calculation of the Predecessor Fund’s performance, as required by applicable rules and regulations.

Comment 12: Supplementally explain the background of the Predecessor Fund, including information relating to when and why the account was created (e.g., for purposes entirely unrelated to the establishment of a performance record).

Response: The Adviser has managed its international small cap strategy continuously since September 2006. Beginning with a separately-managed account, over time the Adviser established new investment structures to afford access to this strategy to a broader range of potential investors. This trend led to the establishment of the Predecessor Fund in August 2010, which enabled investments by tax-qualified pension and profit sharing plans and related trusts, and governmental plans, and its reorganization into the Fund will enable investments by a broader group of U.S. investors. The Predecessor Fund was created for purposes entirely unrelated to the establishment of a performance record.

Comment 13: Supplementally state whether the Adviser managed any other accounts that were materially equivalent to that of the Fund. Were the other accounts similarly converted to registered companies? If not, why not? If applicable, explain why the Predecessor Fund account was chosen to be registered (and not another account). If any other materially equivalent accounts had performance lesser than that of the Predecessor Fund account, please explain.

Response: The Adviser currently manages the Predecessor Fund and three other accounts using its international small cap strategy.  These three other accounts are portions of pooled investment vehicles controlled or ‘sponsored’ by a company that is not affiliated with the Adviser, and the Adviser lacks authority to convert any of these accounts or vehicles into a registered investment company.  By contrast, the Predecessor Fund can be considered ‘sponsored’ by the Adviser and controlled by SEI Trust Company, as trustee of LMCG Collective Trust (which consists of collective investment vehicles including the Predecessor Fund).  The Adviser chose to convert the Predecessor Fund to a registered investment company as the best means of facilitating a continuing investment by current investors in the Predecessor Fund and attracting potential new investors to the Fund.  SEI Trust Company has consented to conversion of the Predecessor Fund into a registered investment company.  The three other accounts using the Adviser’s international small cap strategy have not had gross performance lesser than that of the Predecessor Fund (net performance varies depending on applicable management fees and other expenses).

Comment 14: Supplementally state whether the Predecessor Fund will transfer substantially all of its portfolio securities or only a portion thereof in connection with the reorganization.

Response: Registrant confirms that the Predecessor Fund intends to transfer substantially all of its portfolio securities to the Fund in connection with the reorganization.

Comment 15: Supplementally state whether the Adviser believes that the Predecessor Fund could have complied with subchapter M of the Internal Revenue Code of 1986, as amended (“Code”).

Response: The Adviser has not analyzed and cannot speculate as to whether the Predecessor Fund could have complied with subchapter M of the Code.  The Adviser notes that the purpose of the LMCG Collective Trust, which consists of collective investment vehicles including the Predecessor Fund, is to provide for the collective investment of assets of participating tax-qualified pension and profit sharing plans and related trusts, and governmental plans.  The Registrant and the Adviser recognize that the Fund must comply with subchapter M of the Code for the Fund to qualify as a “regulated investment company” for tax purposes.

Comment 16: In the section entitled “Additional Information Regarding Principal Investment Strategies,” include a statement referencing the requirement to provide 60 days’ notice to shareholders in advance of any change to the Fund’s 80% investment policy.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 17: In the section entitled “Additional Information Regarding Principal Investment Strategies,” explain in general terms how the Fund’s Adviser determines which securities to sell in accordance with  Item 9(b)(2) of Form N-1A.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 18: In the section entitled “NAV Determination,” remove duplicative language where appropriate.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Comment 19: In the section entitled “Investment Limitations,” ensure that the Fund’s fundamental limitation relating to concentration of investments is consistent with the risk disclosures in the Fund’s Prospectus.

Response: Registrant confirms that the Fund’s fundamental policy relating to concentration remains consistent with the disclosures in the Fund’s prospectus.

Comment 20: In the column entitled “Principal Occupation(s) During Past Five Years” in the table setting forth the Trustees of the Trust, state the nature of the businesses referenced in a parenthetical, if not obvious.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

s/ Zachary R. Tackett
Zachary R. Tackett

cc:      Edmund H. Price, Esq.
LMCG Investments, LLC
   Stacy L. Fuller, Esq.
K&L Gates LLP